EXHIBIT 99.2

QAR Industries, Inc.

101 SE 25th Ave.

Mineral Wells, Texas 76067

August 27, 2018

Via Overnight Delivery

Board of Directors

TSR, Inc.

400 Oser Avenue

Hauppauge, NY 11788

Re: Formal request for answers to questions regarding recent actions of the Board of Directors of TSR, Inc.

To the Board of Directors of TSR, Inc.

As you are probably aware, QAR Industries, Inc. (“QARI”) has recently purchased shares in TSR, Inc. (“TSRI” or the “Company”) representing a little over 7% of the company. Although our involvement with TSRI has been relatively short we already have significant concerns that the Board of Directors places the interest of Christopher Hughes, TSRI’s current Chief Executive Officer above the interests of its shareholders. We sincerely hope that we are wrong in this observation and formally ask the Board of Directors to provide answers to the activities of concern with the hope that such answers will clarify the issues and confirm that the Board is in fact placing the shareholders’ best interests as their top priority.

Although QARI’s concerns identified in this letter seek answers to the process by which the Board of Directors, and certain committees within the Board make decisions, we feel that it is important to highlight that other significant shareholders have raised concerns about TSRI’s performance and senior management. On or about May 17, 2017, Zeff Capital (“Zeff”) sent a letter to TSRI in which Zeff offered to purchase the Company and identified:

Zeff Capital has been a loyal, long term investor in TSRI for more than a decade, but our patience has run out. TSRI’s management has been unable to achieve profitable growth, producing a mere $200,000 in cumulative net income over the past five years from Fiscal 2013-2017. During that same time period, TSRI has paid out a total of approximately $5 million in salary and bonuses to you and your son Chris, and a total of more than $6 million including VP John Sharkey.

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Moreover, you have indicated that you intend to retire in the relatively near term. Your retirement and Chris’ ascension to CEO would not change TSRI’s prospects and your shareholders would continue to suffer indefinitely.

Apparently, in an effort to appease Zeff and other shareholders, the Company paid a one-time cash dividend of $1.00 shares.

Approximately two months ago, on or about June 25, 2018, James Hughes, brother of Christopher Hughes, on behalf of Joseph Hughes, the former CEO, then co-largest shareholder of the Company and father of Christopher Hughes and Winifred Hughes, then co-largest shareholder and mother of Christopher Hughes sent a letter to the Company identifying:

The reported sales and earnings for the first nine months of the fiscal year ending May 31, 2018 are a disappointment.

I ask that you immediately pursue a sale of TSRI. I believe that while the Board needs to conduct an appropriate process in evaluating my request to sell the company, time is of the essence and your prompt consideration of this proposal is requested.

In response to this letter the Company disclosed that on or about July 9, 2018, it established a Special Committee of the Board to review the request submitted by Mr. and Mrs. Joseph Hughes that the Board pursue a sale of the Company and in the context of that review consider and evaluate other strategic alternatives (“Strategic Alternatives”) available to the Company.

Subsequently on or about July 20, 2018, Zeff, QARI and Fintech Consulting LLC DBA APTask purchased the shares held by Joseph and Winifred Hughes for their independent respective accounts. Since July 20, 2018 the Board of Directors has engaged in activities that QARI, on behalf of itself and all shareholders of TSRI, formally requests additional information regarding:

On or about July 27, 2018, the Board of Directors decided to increase the Board size from 5 to 7 directors and appointed Joseph Pennacchio and William Kelly as new directors of the Company:

Why did the Board of Directors feel that it was necessary to increase the size of the Board from 5 to 7 and why specifically on July 27, 2018?

Why did the Company choose to provide the minimum legal disclosure about these activities by filing a Form 8-K and not provide a press release to shareholders including disclosure about the backgrounds of Mr. Pennacchio and Mr. Kelly and how their experience and skill sets can help create shareholder value?

What process did the Nominating Committee undertake in nominating Mr. Pennacchio and Mr. Kelly to the Board and in the case of Mr. Kelly to the Audit Committee, Compensation Committee, Nominating Committee and Special Committee?

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What process did the Board undertake in approving Mr. Pennacchio and Mr. Kelly to the Board and in the case of Mr. Kelly to the Audit Committee, Compensation Committee, Nominating Committee and Special Committee?

How long was the search process for the two new directors?

How many other candidates were considered for the two open positions?

What qualifications for being a Director of the Company does Mr. Pennacchio have other than being the brother-in-law of Christopher Hughes?

What qualifications for being a director of the Company and member of the Audit Committee, Compensation Committee, Nominating Committee and Special Committee does Mr. Kelly have?

What prior business, personal and family relationships exist between Mr. Kelly and Christopher Hughes?

The Company announced that on or about August 9, 2018, the Company amended Christopher Hughes’ employment agreement to include an increase in salary and other compensation.

Was the decision to amend Christopher Hughes’ employment agreement approved by the Compensation Committee or the entire Board of Directors?

What process did the Board (or Compensation Committee as applicable) undertake in determining that an amendment to Christopher Hughes’ employment agreement was appropriate?

Did the Board (or Compensation Committee as applicable) consider the performance of the Company in determining that an amendment was appropriate?

Did the Board (or Compensation Committee as applicable) consider Zeff’s May 2017 concern that “Chris’ ascension to CEO would not change TSRI’s prospects and your shareholders would continue to suffer indefinitely”?

Did the Board (or Compensation Committee as applicable) consider the June 2018 concern from Joseph Hughes, the former Chief Executive Officer and largest co-shareholder of the Company at the time that “The reported sales and earnings for the first nine months of the fiscal year ending May 31, 2018 are a disappointment”?

What is the amount of discretionary bonus that the Board (or Compensation Committee as applicable) awarded Christopher Hughes for the year ended May 31, 2018?

What was the basis for such award?

Mr. Kelly joined the Compensation Committee on or about July 27, 2018 and presumably approved a significant amendment to Christopher Hughes’ Employment Agreement on August 9, 2018. What actions did Mr. Kelly undertake during these two weeks to have sufficient knowledge to ensure that such amendment was appropriate and in the shareholders’ best interest?

The Company announced that on or about August 9, 2018 it entered into a Confidentiality and Non-Compete Agreement with Christopher Hughes (the “August 2018 Agreement”) that provided for a nine (9) month period in which Christopher Hughes would be subject to confidentiality and non-competition restrictions.

Was the August 2018 Agreement approved by the entire Board or a committee thereof?

We note that Section 8 of Christopher Hughes’ then in effect employment agreement provided:

The Corporation and Executive entered into a Maintenance of Confidence and Non-Compete Agreement on or about March 1, 2012, the terms of which are hereby expressly incorporated into this Agreement, provided, however, that the Maintenance of Confidence and Non-Compete Agreement shall continue to be effective notwithstanding the expiration of the Prior Employment Agreement and any termination of Executive’s employment thereunder and shall continue in effect upon expiration or earlier termination of this Agreement, in each case, pursuant to the terms of the Maintenance of Confidence and Non-Compete Agreement.

What were the terms of the March 1, 2012 Confidence and Non-Compete Agreement (the “March 2012 Agreement”)?

Why was it in the shareholders’ best interest that the Company enter into the August 2018 Agreement rather than maintaining the terms of the March 2012 agreement?

In entering into the August 2018 Agreement did the Board (or committee as applicable) consider what constitutes “normal” restrictions on a Chief Executive Officer of a company?

What is the term for the confidentiality provisions that the Company typically enters into with its typical employees?

We note that Section 5 of the August 9 Agreement reads:

5. The Employee shall not during the term of his employment by the Company and for a period of nine (9) months following the termination of his employment with the Company, directly or indirectly on his own behalf or on behalf of others, engage in the business of providing, or be employed by a company that provides, IT staffing services (or other services similar to, or competitive with, the Company’s services) to business enterprises with locations in the New York Metropolitan Area (a “Competitive Business”); provided, however, the foregoing shall not prohibit Employee from becoming employed by, or providing services to, a subsidiary or division of an enterprise (such enterprise, the “Parent Organization”) that does not engage in a Competitive Business notwithstanding that such Parent Organization has other subsidiaries or divisions that engage in a Competing Business, so long as the Employee has no direct or indirect involvement in the management or operation of such Parent Organization or such other subsidiaries or divisions. As used in this Section 5, “New York Metropolitan Area” shall be deemed to include: (i) New York City, (ii) Long Island, (iii) the Mid and Lower Hudson Valley in the State of New York (i.e., Putnam, Rockland, Westchester, Duchess, Orange, Sullivan and Ulster Counties), (iv) Northern and Central New Jersey (i.e., all of the State of New Jersey other than the counties that are South of the New Jersey counties of Monmouth and Mercer), (v) the Connecticut counties of Fairfield, New Haven, and Litchfield and (vi) the Pennsylvania counties of Pike and Monroe.

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Notwithstanding anything set forth in this Section 5 to the contrary, if (a) Employee’s employment is terminated at any time by the Company without Cause (as defined in the 2018 Employment Agreement), or (b) upon or following a Change in Control (as defined in the 2018 Employment Agreement), Employee resigns from his employment either for Good Reason (as defined in the 2018 Employment Agreement) or other than for Good Reason (i.e., for any reason or no reason), then, as of the date of such termination, Employee shall have no further obligations under this Section 5.

Given that the Company had previously announced that it had appointed a Special Committee to investigate Strategic Alternatives did the Board of Directors (or Special Committee as applicable) consider how much less a potential acquirer would pay for a company in which its Chief Executive Office could quit for no reason after a change in control, potentially collect severance compensation and have no restrictions on directly competing with the Company? If so, by what amount did the Board of Directors (or the Special Committee as applicable) determine that the August 2018 Agreement decreases the potential sales price of TSRI?

Did the March 2012 agreement have such a go-free clause?

On behalf of itself and the other shareholders of TSRI, QARI formally requests answers to the questions presented above. We ask that all answers be publicly provided via a press release that is readily available to all shareholders. Based solely on the public information that the Company has released, we are fearful that the Board of Directors has become a proxy to benefit Christopher Hughes at the expense of the shareholders. We hope that we are wrong and that the Company’s response demonstrates that the Board of Directors is making reasonable decisions for the benefit of all shareholders after undertaking a reasonable amount of investigation given the importance of the decisions being made. Thank you for your prompt attention to this very serious matter.

Best Regards,

By:	/s/ Robert Fitzgerald
Rob Fitzgerald
President

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